Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333- 138490; 811- 21977

Responses to Comments on Post-Effective Amendment No. 767

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on May 26, 2021, regarding Post-Effective Amendment No. 767 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Trust”), which is also Post-Effective Amendment No. 768 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on April 9, 2021 to register three new series of the Trust called: Invesco S&P 500 QVM Multi-factor ETF, Invesco S&P MidCap 400 QVM Multi-factor ETF and Invesco S&P SmallCap 600 QVM Multi-factor ETF (each, a “Fund,” and collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please provide a completed fee table for the Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee tables.

	Response:	A completed fee table for each Fund is contained in Appendix A to this letter. We confirm that the fee tables do not reflect fees associated with creation or redemption activity.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 16, 2021

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 315-2341 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ William McAllister
William McAllister Counsel

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.

U.S. Securities and Exchange Commission Ms. Jaea Hahn June 16, 2021 Page 3 of 5	APPENDIX A

Invesco S&P 500 QVM Multi-factor ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.11%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.11%

(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$11	$35

U.S. Securities and Exchange Commission Ms. Jaea Hahn June 16, 2021 Page 4 of 5	APPENDIX A

Invesco S&P MidCap 400 QVM Multi-factor ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.15%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.15%

(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$15	$48

U.S. Securities and Exchange Commission Ms. Jaea Hahn June 16, 2021 Page 5 of 5	APPENDIX A

Invesco S&P SmallCap 600 QVM Multi-factor ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.15%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.15%

(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$15	$48